[redacted]

09041934

UNI
SECURITIES AND E
Washington, D.C. 20549

SEC Mail Processing Section
JUL 29 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 05/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 BENFER ROAD
(No. and Street)

HOUSTON, TEXAS 77069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOE TODD 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEIDEL, SCHROEDER & COMPANY
(Name – *if individual, state last, first, middle name*)

304 EAST BLUE BELL ROAD BRENHAM TEXAS 77833
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY CHURCH FINANCE, INC., as of MAY 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
MY COMMISSION EXPIRES
DECEMBER 12, 2012

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Church Finance, Inc.

Financial Statements

For the Years Ended May 31, 2009 and 2008

With

Report of Independent Public Auditors

TABLE OF CONTENTS

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Security Church Finance, Inc. as of May 31, 2009 and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Security Church Finance, Inc. as of May 31, 2008, were audited by other auditors whose report dated July 23, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seidel, Schroeder & Company

July 27, 2009

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS
May 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	62,001	54,527
Accounts receivable	570	1,415
Advances to agents	585	11,184
TOTAL CURRENT ASSETS	63,156	67,126
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	69,976	168,770
Less accumulated depreciation	(62,499)	(158,548)
TOTAL PROPERTY AND EQUIPMENT	7,477	10,222
OTHER ASSETS:		
Cash surrender value of officers' life insurance	41,995	41,087
Marketable securities	2,225	4,183
TOTAL OTHER ASSETS	44,220	45,270
TOTAL ASSETS	$ 114,853	$ 122,618

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS - Continued
May 31, 2009 and 2008

	2009	2008
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	4,495	2,590
Amounts due churches and other liabilities	72,577	49,906
TOTAL CURRENT LIABILITIES	77,072	52,496
TOTAL LIABILITIES	77,072	52,496
STOCKHOLDERS' EQUITY:		
Preferred stock series A, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000	100,000
Preferred stock series B, $50 par and liquidation value, 1,000 shares authorized, issued and outstanding	50,000	20,000
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000	20,000
Additional paid-in capital	2,500	2,500
Retained earnings (deficit)	(82,994)	(22,611)
Accumulated other comprehensive income (loss)	(1,725)	233
	87,781	120,122
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	37,781	70,122
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 114,853	$ 122,618

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008

	2009	2008
REVENUES:		
Program fees	270,985	234,663
Brokerage commissions	282,184	341,029
Fiscal agent and service fees	99,021	181,625
	652,190	757,317
EXPENSES:		
Commissions	247,546	227,444
Salaries and benefits	331,196	546,255
Advertising, postage and printing	21,733	24,117
Rent, telephone, utilities, maintenance and supplies	43,085	78,742
General insurance, taxes and licenses	33,528	38,970
Travel and entertainment	20,247	33,164
Professional fees, dues and subscriptions	9,320	10,077
Depreciation	4,399	6,082
Bad debt expense	-	4,273
Other	660	719
	711,714	969,843
OPERATING INCOME (LOSS)	(59,524)	(212,526)
OTHER INCOME (EXPENSE):		
Loss on disposal of asset	(1,814)	-
Interest and other income	955	37,980
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	(60,383)	(174,546)
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Deferred	-	34,170
NET INCOME (LOSS)	$ (60,383)	$ (208,716)
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	(1,958)	(671)
COMPREHENSIVE INCOME (LOSS)	$ (62,341)	$ (209,387)

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2009 AND 2008

	Preferred Stock				Common Stock		Additional			Other	
	Series A		Series B			Common	Paid-in	Retained	Treasury	Comprehensive	
	Shares	Stock	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income (Loss)	Total
Balance at May 31, 2007	2,000	$ 100,000	-	$ -	160	$ 20,000	$ 2,500	$ 193,605	$ (50,000)	$ 904	$ 267,009
Net loss for the year								(208,716)			(208,716)
Dividends paid								(7,500)			(7,500)
Issuance of preferred stock			400	20,000							20,000
Unrealized holding loss										(671)	(671)
Balance at May 31, 2008	2,000	$ 100,000	400	$ 20,000	160	$ 20,000	$ 2,500	$ (22,611)	$ (50,000)	$ 233	$ 70,122
Net loss for the year								(60,383)			(60,383)
Issuance of preferred stock			600	30,000							30,000
Unrealized holding loss										(1,958)	(1,958)
Balance at May 31, 2009	2,000	$ 100,000	1000	$ 50,000	160	$ 20,000	$ 2,500	$ (82,994)	$ (50,000)	$ (1,725)	$ 37,781

See accompanying notes to financial statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (60,383)	$ (208,716)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,399	6,082
Deferred income taxes	-	34,170
Loss on disposition of fixed assets	1,814	-
Changes in assets and liabilities:		
Accounts receivable	845	72,572
Advances to agents	10,599	12,468
Prepaid expenses	-	886
Cash value of life insurance	(908)	(2,373)
Federal income tax receivable	-	3,725
Trade accounts payable	1,905	-
Accrued expenses and other liabilities	22,671	(55,272)
Total adjustments	41,325	72,258
Net cash provided (used) by operating activities	(19,058)	(136,458)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(3,468)	(2,985)
Proceeds from the sale of officers life insurance policy	-	136,452
Net cash provided (used) by investing activities	(3,468)	133,467
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	30,000	20,000
Dividends paid	-	(7,500)
Net cash provided (used) by financing activities	30,000	12,500
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	7,474	9,509
CASH AND EQUIVALENTS, BEGINNING OF YEAR	54,527	45,018
CASH AND EQUIVALENTS, END OF YEAR	$ 62,001	$ 54,527

See accompanying notes to financial statements

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("SCF" or "the Company") was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. The Company's headquarters are located in Houston, Texas.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company's deposits held with financial institutions were under the Federal Deposit Insurance Corporation (FDIC) maximum coverage of $250,000 as of May 31, 2009 and $100,000 as of May 31, 2008.

(d) Accounts receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements or additions are capitalized.

(f) Cash surrender value of officers' life insurance

As of May 31, 2009, the Company was the owner of life insurance policies of one of its officers. The cash value of the Company's officers' life insurance contract is recorded on the Company's balance sheet at the cash surrender value of the policy as of the balance sheet date. The cash surrender values relative to the policies in place at May 31, 2009 and 2008 was $41,995 and $41,087, respectively.

(g) Provision for income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax liabilities and assets are determined based on temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary based upon the judgment of management to reduce deferred tax assets to the amount expected to be realized and could be necessary based upon estimates of future profitability and expenditure levels over specific time horizons in particular tax jurisdictions.

(h) Revenue recognition

The Company provides professional and technical services in preparing bond issues. Typically, the Company's client, a church, makes a down payment at the start of the program, which is recognized as revenue when received, for services provided at that time. The remaining fees are generally collected and recognized as revenue when bond proceeds are received by the third party escrow account and when all escrow requirements are met.

(i) Marketable securities

The Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of

(i) Marketable securities - continued

stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(j) Fair value of financial instruments

The carrying value of the Company's financial instruments including cash and cash equivalents, cash surrender value of life insurance policy, accounts receivable and payables approximates their fair values.

(k) Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Note 2 - Stockholders' Equity

The Company has three classes of stock as follows:

Common stock which has a par value of $50.00 per share, each share is entitled to one vote and dividends are declared at the discretion of Management.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Preferred stock "Series B" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $7.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share. On May 15, 2009, the Company issued 600 shares of Series B Preferred Stock to one of its officers and received $30,000 in cash.

Note 2 - Stockholders' Equity - *continued*

Additionally, the Company's Amended and Restated By-Laws authorize an additional 1,000 shares of the Company's stock to be issued. However, these are undesignated shares and could be issued as common stock or preferred stock in the future. Because of the undesignated nature of these shares they are not included in the shares' authorized amounts on the face of the Company's balance sheets at May 31, 2009 and 2008.

Note 3 - Related Party Transactions

During the year ended May 31, 2008 an affiliated partnership sold the building where the Company has historically leased space for its corporate offices. Rent expense paid to the affiliate before the sale totaled $20,336. On June 30, 2008, the Company entered into a nine month lease with the new third-party owner to lease office space for $1,500 per month. The lease continues indefinitely until Lessor or Lessee gives three months' notice to the other party.

The Company also leases automobiles from an entity owned by the shareholders of the Company. The operating leases are cancelable contracts on a month-to-month basis. There was no lease expense incurred with these related parties during the year ended May 31, 2009 and $20,636 for the year ended May 31, 2008.

Note 4 - Employee Benefit Plan

The Company has a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2009 and 2008 was $3,370 and $10,804, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

Note 5 - Income Taxes

Income taxes are recorded utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with the differences between the financial accounting basis, accrual, and tax basis, cash, of the assets and liabilities and the ultimate realization of any deferred tax asset resulting from such differences.

Note 5 - Income Taxes - *continued*

The Company's federal income tax returns have not been audited by the Internal Revenue Service and the Company has not been notified of any pending federal or state income tax audits, and are not aware of any income tax controversies that are likely to occur with any taxing authority. However, because we are presently in a net operating loss ("NOL") carryforward position and have been the last three years, under the applicable Internal Revenue Service guidelines, in the event of an audit, our available federal NOL carryforward amount is subject to adjustment until the normal three year federal statute of limitations closes for the year in which the NOL is fully utilized.

At May 31, 2009 deferred tax assets for deductible temporary differences total $19,435. At May 31, 2008, deferred tax liabilities recognized for taxable temporary differences totaled $1,510, and deferred tax assets for deductible temporary differences total $12,770. In addition, at May 31, 2009 and 2008, deferred tax assets attributed to NOL carryforwards amounted to $79,655 and $72,786, respectively. Due to the history of net losses and due to the uncertainty of realizing these tax benefits, the Company has recorded a valuation allowance for the full amount of the net deferred tax asset of $99,090 as of May 31, 2009 and $84,046 as of May 31, 2008, which is a net increase over prior year of $15,044. As of May 31, 2009, the Company had approximately $318,619 of operating loss carry forward which expires in 2029.

Note 6 – Marketable Securities

Fair value of the available-for-sale marketable equity security is measured on a recurring basis, using quoted prices in active markets for identical assets (Level 1), at May 31, 2009 and 2008. The aggregate fair value as of May 31, 2009 and 2008 were $2,225 and $4,183, respectively. The total losses on securities held for the years ended May 31, 2009 and 2008, were $1,958 and $671, respectively.

Note 7 – Amounts Due Churches

At May 31, 2009 and 2008 a contingent liability is recognized for $71,935 and $32,783, respectively. The contingency relates to refundable deposits received from churches to initiate the prospectus and fact finding process for prospective bond issues. If the church decides not to proceed with the bond issue, the refundable deposit is returned to the church less cost incurred to date. Beginning in the current fiscal year the Company's contracts with churches specifies that the deposits are non-refundable.

Note 8 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2009 the Company was in compliance with both requirements.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2009

NET CAPITAL

Total Stockholders' equity	$	37,781
Deductions		
A. Non-allowable assets		
Accounts receivable		(870)
Furniture and equipment, net		(7,477)
B. Haircuts on securities		(334)
Net Capital	$	29,100

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of May 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	41,463
Net audit adjustments		(12,363)
Net capital calculated above	$	29,100

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2009

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2009

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of Security Church Finance, Inc., as of and for the year ended May 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be significant deficiency, and communicated it in writing to management and those charged with governance on July 27, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

July 27, 2009